FORM RW

Seanergy Maritime Holdings Corp.
1-3 Patriarchou Grigoriou
16674 Glyfada
Athens Greece

July 16, 2012

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Loan Lauren P. Nguyen

Re:	Seanergy Maritime Holdings Corp.
Rule 477 Application for Withdrawal
Registration Statement on Form F-1 (File No. 333-180444)

Dear Ms. Nguyen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), the Company hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form F-1 (File No. 333-180444) initially filed with the Commission on March 29, 2012 together with all exhibits and amendments thereto (the "Registration Statement").  The Company has determined not to pursue the contemplated public offering in the United States at this time.  The Registration Statement was not declared effective by the Commission under the Act, and none of the Company's securities were sold pursuant to the Registration Statement.

The Company also respectfully requests that, in accordance with rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please contact Robert E. Lustrin of Seward & Kissel LLP, counsel to the Company, at (212) 574-1200.

Sincerely,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Dale Ploughman
Name:	Dale Ploughman
Title:	Chairman and Chief Executive Officer